                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*

                         TARRAGON REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   876287-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William S. Friedman
                                 280 Park Avenue
                            East Building, 20th Floor
                            New York, New York 10017
                              (212) 949-8001 (fax)
                                 (212) 949-5000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.1.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

          I.R.S. Identification Nos. of Above Persons (entities only)

                                Lucy N. Friedman

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          PF

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------

                  7)       Sole Voting Power             274,007
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power           110,296
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power        274,007
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power      110,296

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person   384,303

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)       30.2%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)          IN

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

          I.R.S. Identification Nos. of Above Persons (entities only)

                                William S. Friedman

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          PF

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------

                  7)       Sole Voting Power             6,300
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power          110,296
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power        6,300
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power      110,296

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person   116,596

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)       9.2%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)          IN

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons (entities only)

                               Beachwold Partners, L.P. FEI75-2568292

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------


     4)  Source of Funds (See Instructions)                  WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


     6)  Citizenship or Place of Organization               Texas

--------------------------------------------------------------------------------


                  7)       Sole Voting Power           26,000
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power          -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power      26,000
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power    -0-

--------------------------------------------------------------------------------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person     26,000

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------


     13) Percent of Class Represented by Amount in Row (11)                 2.0%

--------------------------------------------------------------------------------


     14) Type of Reporting Person (See Instructions)                        PN

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

          I.R.S. Identification Nos. of Above Persons (entities only)

                                Tarragon Capital Corporation FEI75-2340089

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------


     4)  Source of Funds (See Instructions)                       WC

--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------


     6)  Citizenship or Place of Organization                    Texas

--------------------------------------------------------------------------------


                  7)       Sole Voting Power                     29,750
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power                   -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power                29,750
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power              -0-

--------------------------------------------------------------------------------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person     29,750

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------


     13) Percent of Class Represented by Amount in Row (11)                2.3%

--------------------------------------------------------------------------------


     14) Type of Reporting Person (See Instructions)                       CO

CUSIP No. 876287-10-3
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

          I.R.S. Identification Nos. of Above Persons (entities only)

                                Tarragon Partners, Ltd. FEI75-2340088

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------


     4)  Source of Funds (See Instructions)            WC

--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------


     6)  Citizenship or Place of Organization          Texas

--------------------------------------------------------------------------------


                  7)       Sole Voting Power                54,546
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power              -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power           54,546
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power         -0-

--------------------------------------------------------------------------------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person    54,546

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------


     13) Percent of Class Represented by Amount in Row (11)                4.3%

--------------------------------------------------------------------------------


     14) Type of Reporting Person (See Instructions)                        PN

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 9 to Statement on Schedule 13D ("Amendment No. 9") is an amendment to, and complete restatement of, Schedule 13D and amendments thereto previously filed with the Securities and Exchange Commission (the "Commission") relating to shares of Common Stock, par value $0.01 per share ("TRII Common Stock") of Tarragon Realty Investors, Inc., a Nevada corporation (the "Issuer" or "TRII"), which has its principal executive offices located at 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205.

         The Issuer is a Nevada corporation incorporated April 2, 1997 and is the ultimate successor-in-interest to Vinland Property Trust, a California real estate investment trust ("Vinland") originally established July 18, 1973 which commenced operations April 2, 1974. On July 10, 1997 the then shareholders of Vinland approved the conversion of Vinland into TRII, which was accomplished by incorporating Vinland as a California corporation and merging it into TRII, previously a wholly-owned subsidiary of Vinland, with TRII as the surviving entity. The effective date of the merger of TRII and the California corporation was July 25, 1997. Pursuant to such transaction, prior holders of shares of beneficial interest, no par value, of Vinland became holders of TRII Common Stock on a one-for-one exchange basis. The CUSIP number of the shares of beneficial interest, no par value of Vinland was 927449-10-8.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) and (b) This Amendment No. 9 is being filed on behalf of Lucy N. Friedman, William S. Friedman, Beachwold Partners, L.P., a Texas limited partnership, Tarragon Capital Corporation, a Texas corporation, and Tarragon Partners, Ltd., a Texas limited partnership whose sole general partner is Tarragon Capital Corporation. All of Lucy N. Friedman, William S. Friedman, Beachwold Partners, L.P., Tarragon Capital Corporation, and Tarragon Partners, Ltd. are sometimes collectively referred to herein as the "Reporting Persons." The principal business address of all of the Reporting Persons (except Beachwold Partners, L.P.) is 280 Park Avenue, East Building, 20th Floor, New York, New York 10017. The principal business address of Beachwold Partners, L.P. is 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205.

         (c) and (f) Lucy N. Friedman is a United States citizen whose present occupation is President of The After School Corporation, a New York non-profit corporation located in New York City. Lucy N. Friedman is the wife of William S. Friedman (a director and President of TRII).

         William S. Friedman is a United States citizen whose present principal occupation(s) is President, Chief Executive Officer and a director of TRII, a trustee, President and Chief Executive

Officer of National Income Realty Trust, a California real estate investment trust ("NIRT") and a director and Chief Executive Officer of Tarragon Realty Advisors, Inc., a New York Corporation ("TRA"), the contractual advisor to TRII and NIRT.

         Tarragon Capital Corporation is a Texas corporation which has as its principal business activity investment in other ventures. Lucy N. Friedman and William S. Friedman are the executive officers and directors of Tarragon Capital Corporation and Lucy N. Friedman is a shareholder.

         Tarragon Partners, Ltd. is a Texas limited partnership which has as its principal business activity investment in stocks and real estate. Tarragon Capital Corporation is the sole general partner of Tarragon Partners, Ltd. and William S. Friedman and Lucy N. Friedman are the limited partners.

         Beachwold Partners, L.P. is a Texas limited partnership which has as its principal business activity investment in stocks and real estate. Lucy N. Friedman and William S. Friedman are the general partners in Beachwold Partners, L.P. and their four children are the limited partners.

         (d) During the last five years none of the Reporting Persons nor any of the officers or directors of Tarragon Capital Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor any of the officers or directors of Tarragon Capital Corporation has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds were required of the Reporting Persons to originally acquire the TRII Common Stock on a one-for-one exchange basis pursuant to the transaction of succession described in Item 1. above. The purchase price required by the Reporting Persons to purchase the securities acquired on the dates described in Item 5. below of $119,375 was in each instance paid for by the Reporting Persons in cash from their general funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of TRII Common Stock described in Item 5. to add to a significant investment position in the Issuer. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 9, the Reporting Persons have no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except that the Report Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned; or

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, except that the Reporting Persons have participated in certain agreements, subject to shareholder approval, involving the proposed combination of TRII and NIRT into a single entity with TRII as the surviving entity pursuant to an Agreement and Plan of Merger dated as of June 5, 1998 (the "Merger Agreement") and the Stock Purchase Agreement dated June 5, 1998 among TRII, TRA, William S. Friedman and Lucy N. Friedman (the "Advisor Acquisition Agreement), and the Reporting Persons intend to vote all shares of TRII Common Stock held by them in favor of such transaction at a special meeting of shareholders scheduled for October 20, 1998; or

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, except to the extent that the Merger Agreement or the Advisor Acquisition Agreement might be viewed as a transfer of a material amount of assets of the Issuer; or

                  (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that pursuant to the Merger Agreement, upon its approval, there is contemplated to be an increase in the number of members of the Board of Directors of TRII; or

                  (e) any material change in the present capitalization or dividend policy of the Issuer, except to the extent that the Merger Agreement and/or the Advisor Acquisition Agreement, upon consummation thereof will result in a change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure, except to the extent that same changes pursuant to the consummation of the Merger Agreement and/or the Advisor Acquisition Agreement; or

                  (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

                  (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that a natural result of consummation of the Merger Agreement would be for the securities of NIRT to cease to be listed on the National Market System); or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 10, 1998, after giving effect to the transactions described in (b) below, the Reporting Persons collectively own and hold an aggregate of 390,603 shares of TRII Common Stock which constitutes an aggregate of approximately 30.7% of the total number of 1,272,180 shares of TRII Common Stock outstanding at September 4, 1998. As of September 10, 1998, each of the Reporting Persons own the number of shares of TRII Common Stock set forth opposite their respective name below:



                                                          NUMBER OF SHARES
                                                     OF TRII COMMON STOCK OWNED
      REPORTING PERSON                                AS OF SEPTEMBER 10, 1998
      ----------------                               --------------------------

Beachwold Partners, L.P.                                     26,000
Tarragon Capital Corporation                                 29,750
Tarragon Partners                                            54,546
Lucy N. Friedman                                            272,007
William S. Friedman                                           6,300
Lucy N. Friedman as custodian
  for minor sons, Gideon Friedman
  and Samuel Friedman                                         2,000
                                                         ----------
         TOTAL                                              390,603

         (b) The Reporting Persons have the sole power to vote the 390,603 shares of TRII Common Stock of the Issuer and, subject to compliance with applicable securities laws, the Reporting Persons have the sole power to dispose of all of such 390,603 shares of TRII Common Stock. During the 60 calendar days ended September 10, 1998, the Reporting Persons engaged in the following transactions in shares of TRII Common Stock:

                  (i) On September 1, 1998, Beachwold Partners, L.P. purchased 5,000 shares of TRII Common Stock at $12 per share (a total of $60,000) in open market transactions.

                  (ii) On September 9, 1998, William S. Friedman purchased 4,000 shares of TRII Common Stock at $11 7/8 per share (a total of $47,500) in open market transactions.

                  (iii) On September 10, 1998, William S. Friedman purchased 1,000 shares of TRII Common Stock at $11 7/8 per share (a total of $11,875) in open market transactions.

         (c) No person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the 390,603 shares of TRII Common Stock held by the Reporting Persons.

         (d)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         William S. Friedman and Lucy N. Friedman are parties to the Advisor Acquisition Agreement described above which, upon its consummation would result in the acquisition of 100,000 shares of TRII Common Stock by William S. Friedman and Lucy N. Friedman and the granting of options to them covering an additional 1,000,000 shares of TRII Common Stock. In addition, pursuant to the Advisor Acquisition Agreement, the closing of which is subject to the prior completion of all matters involving the Merger Agreement )except the filing of Articles of Merger in the State of Nevada), William S. Friedman is to enter into an employment agreement with TRII and TRA on terms mutually agreeable to TRII and Mr. Friedman for a specified term at a specified salary and pursuant to such arrangement TRII is to grant to William S. Friedman options to purchase 650,000 shares of TRII Common Stock pursuant to a Stock Option Agreement between TRII and Mr. Friedman which will be in a form mutually acceptable to TRII and Mr. Friedman for a term of ten years covering (i) 250,000 shares of TRII Common Stock at an exercise price of $12 per share, (ii) 200,000 shares of TRII Common Stock at an exercise price of $15 per share, and (iii) 200,000 shares of TRII Common Stock at an exercise price of $18 per share.

         The Reporting Persons are also the holders of certain shares of beneficial interest of NIRT which, pursuant to the Merger Agreement, if consummated, would result in the issuance of 1.97 shares of TRII Common Stock for each one share of beneficial interest of NIRT held as of the time of consummation of such merger. William S. Friedman and Lucy N. Friedman, are also signatories, in their individual capacities, to the Merger Agreement pursuant to
Section 7.02(b) thereof to confirm their agreement to vote all shares of TRII Common Stock and all shares of beneficial interest of NIRT held by them in favor of the approval of the Merger Agreement. Therefore, such Merger Agreement may be deemed to be a contract, arrangement, etc. among the Reporting Persons and any other person with respect to securities of the Issuer.

         147,000 shares of TRII Common Stock held by Lucy N. Friedman and 25,000 shares of TRII Common Stock held by Tarragon Capital Corporation have been pledged as collateral for bank loans. Certain other shares of TRII Common Stock may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of the Reporting Persons. Such arrangements with brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the market value of the TRII Common Stock and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or options arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following are filed herewith as exhibits or incorporated by reference as indicated below:



           EXHIBIT DESIGNATION                    EXHIBIT DESCRIPTION

                99.1 Agreement and Plan of Merger dated June 5, 1998 between Tarragon Realty Investors, Inc. and National Income Realty Trust (incorporated by reference to Exhibit 3.6 to Registration Statement No. 333-60527 on Form S-4).

                99.2 Stock Purchase Agreement dated June 5, 1998 among Tarragon Realty Investors, Inc., Tarragon Realty Advisors, Inc., William S. Friedman and Lucy N. Friedman (incorporated by reference to Exhibit 3.7 to Registration Statement No. 333-60527 on Form S-4).

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 9 to Statement on Schedule 13D is true, complete and correct.

Dated: September 18, 1998              TARRAGON CAPITAL CORPORATION



                                       By: /s/ William S. Friedman
                                           -------------------------------------
                                           William S. Friedman,
                                           President


                                       TARRAGON PARTNERS, LTD.,
                                       acting by, through and under
                                       its sole general partner
                                       Tarragon Capital Corporation

                                       By: Tarragon Capital Corporation




                                           By:  /s/ William S. Friedman
                                                --------------------------------
                                                William S. Friedman,
                                                President


                                       Beachwold Partners, L.P., acting by,
                                       through and under one of its general
                                       partners





                                       By: /s/ William S. Friedman*
                                           -------------------------------------
                                           William S. Friedman,
                                           General Partner



                                       /s/ William S. Friedman*
                                       -----------------------------------------
                                       William S. Friedman, Individually


--------
         * Executed by William S. Friedman pursuant to a Power of
Attorney.